UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 000-12790

ORBOTECH LTD.
(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD
NORTH INDUSTRIAL ZONE
YAVNE 81101, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Information Contained in This Report on Form 6-K

As previously reported on May 16, 2012, the Korean subsidiary of Orbotech Ltd. (the “Company”) and certain of its engineering employees are under criminal investigation for alleged violations of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology (the “ITA”) and the Criminal Code of Korea (the “CC”) relating to the alleged unlawful acquisition and divulgence of confidential technical information of certain of the Company’s significant customers in Korea.  As part of this investigation, the Company’s Korean subsidiary has received notification that two of its engineers have been indicted for alleged violations of the ITA and under the CC.  The indictment sets forth claims against them, including (1) the unlawful acquisition by unjust means of certain industrial technology related to the production of active matrix organic light emitting diode panels of Samsung Mobile Display Co., Ltd., a customer of the Company’s Korean subsidiary, that has been designated as Korean national core technology (the “Customer Technology”), (2) use of the Customer Technology in preparing certain presentation material, (3) unlawful divulgence of the Customer Technology to other employees of the Company’s Korean subsidiary, and (4) for the breach of trust in office by copying and divulging the Customer Technology without the customer’s permission for financial gain.  The Company’s Korean subsidiary has also learned that certain of its other employees are being questioned and may be indicted for similar alleged violations, including with respect to industrial technology of another Korean customer.  Although the Korean subsidiary of the Company has not been separately named as a defendant at this time, the ITA and the CC provide that fines of up to 1.50 billion Korean Won (at the exchange rate on June 8, 2012 of 0.0009, approximately $1.28 million U.S. dollars) may be levied on employers based on vicarious liability for convicted employees.

The Company believes there are meritorious defenses to the charges and its Korean subsidiary continues to co-operate with the Korean authorities conducting the investigation.  The investigation into the Company’s Korean subsidiary and certain of such subsidiary’s engineering employees is ongoing and the Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to the investigation, including whether additional employees will be arrested and indicted, and whether the Company’s Korean subsidiary will be separately indicted.  The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements.

The Company has strict policies to protect the intellectual property of its customers and other third parties, and takes any violation of these policies seriously. The Company is committed to upholding high ethical standards in its workplace and business dealings.

Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties.  The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements.  These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control.  Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2011.  The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orbotech Ltd. (Registrant)

By:	/s/ Amichai Steimberg
Name: Amichai Steimberg
Title: Chief Operating Officer

Date:             June 11, 2012